ISSUER FREE WRITING PROSPECTUS

Dated May 28, 2013

Filed Pursuant to Rule 433

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

FREE WRITING PROSPECTUS

Dividend Capital Diversified Property Fund Inc. (the “Company”) filed a registration statement (including a prospectus) for the offering to which this communication relates. Before you invest, you should read the prospectus contained in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s most recent prospectus is available at http://www.dividendcapitaldiversified.com/investor-relations/.

The U.S. commercial real estate market has developed into a meaningful and mainstream asset class, not only opening its doors to a broader base of investment opportunities, but also being widely regarded as a valuable component of a well constructed investment portfolio, offering the potential for:1 Current income2 Capital appreciation Low correlation to stocks and bonds3 An inflation hedge4 Despite these potential benefits, many individual investors have either lacked access to high-quality commercial real estate investment opportunities or have simply not diversified their portfolios to include targeted real estate segments beyond their areas of comfort such as personal residences, business or investment properties Rather than directly purchasing income-producing commercial properties such as industrial warehouses, office buildings, retail shopping centers or apartment buildings, many investors have turned to professionally managed real estate investment trusts (REITs). REITs are one of the most common ways to gain exposure to commercial real estate.1 There can be no assurance that these objectives will be met through an investment in Dividend Capital Diversified Property Fund (DPF). 2 Current income has historically been in the form of quarterly distributions. Prior to 2012, DPF’s distributions have historically exceeded its cash flow from operations. However, for the full year ended December 31, 2012 and the quarter ended March 31, 2013, distributions were funded solely from cash flow from operations.3 DPF shares are being sold to investors over a specified offering period at a price not subject to exchange-traded market fluctuations. The purchase price for shares of DPF common stock will be based on the net asset value (“NAV”) of each class of common stock and will not be based on any public trading market. DPF’s NAV may not accurately reflect the actual prices at which its assets could be liquidated on any given day.4 Typically, if the overall returns of an asset class exceed inflation, the asset class is considered an inflation hedge. Commercial real estate has historically provided overall returns that have exceeded inflation. There is no guarantee, however, that DPF can generate the overall returns needed to outpace inflation.

Past performance is not a guarantee of future results. Investing in real estate assets entails certain risks, including changes in: the economy, supply and demand, laws, tenant turnover, interest rates (including periods of high interest rates), availability of mortgage funds, operating expenses and cost of insurance. This investment will offer limited liquidity options to investors. Further, investing in DPF stock involves additional and substantial risks specific to DPF, including, among others, that: i. There is no public trading market for shares of DPF’s common stock, and DPF does not expect that there will ever be a public trading market for its shares, so redemption of shares will likely be the only way to dispose of your shares. ii. With respect to each of DPF’s Class A, Class W and Class I common stock, DPF’s share redemption program generally imposes a quarterly cap on net redemptions of up to 5% of the NAV of such class as of the last day of the previous quarter. DPF may also amend, suspend or terminate its share redemption program at any time. As a result, DPF’s shares have only limited liquidity and may become illiquid. Upon the commencement of DPF’s follow-on offering on July 12, 2012, DPF’s share redemption program was amended to start utilizing a portion of the proceeds raised in DPF’s new offering of Class A, Class W and Class I shares of common stock to enhance liquidity for Class E stockholders under the Class E Share Redemption Program. iii. A portion of the proceeds received in the public offering of Class A, Class W and Class I shares is intended to be used to redeem Class E shares, which will reduce the net proceeds available to retire debt or acquire additional properties, which may reduce DPF’s liquidity and profitability. iv. The purchase and redemption price for shares of DPF’s common stock will be based on the NAV of each class of common stock and will not be based on any public trading market. DPF’s NAV will not represent DPF’s enterprise value and may not accurately reflect the actual prices at which DPF’s assets could be liquidated on any given day. v. Some of DPF’s executive officers and directors and other key personnel are also officers, directors, managers, key personnel and/or holders of an ownership interest in its advisor, its dealer manager, its property manager and/or other entities related to its advisor. As a result, they face conflicts of interest, including but not limited to conflicts arising from time constraints, allocation of investment opportunities and the fact that the fees its advisor will receive for services rendered to DPF will be based on DPF’s NAV, the procedures for which its advisor will assist its board of directors in developing, overseeing, implementing and coordinating. vi. If DPF fails to maintain its status as a REIT, it would adversely affect its results of operations and its ability to make distributions to its stockholders. vii. The amount of distributions DPF may make is uncertain. DPF has paid, and may continue to pay in the future, distributions from sources other than cash flow from operations. The sources from which DPF may pay distributions include, without limitation, the sale of assets, borrowings or offering proceeds (including the return of principle amounts invested). The use of these sources for distributions decreases the amount of cash DPF has available for new investments, repayment of debt, share redemptions and other corporate purposes, and could reduce your overall return. Prior to 2012, DPF’s distributions have historically exceeded its cash flow from operations. However, for the full year ended December 31, 2012 and the quarter ended March 31, 2013, distributions were funded solely from cash flow from operations. viii. DPF’s use of leverage increases the risk of loss on its investments. ix. Continued and prolonged disruptions in the U.S. and global credit markets could adversely affect DPF’s ability to finance or refinance investments and the ability of its tenants to meet their obligations, which could affect DPF’s ability to meet its financial objectives and make distributions. x. The payment of fees by DPF to its advisor, its property manager and its dealer manager will reduce the cash available for distribution and will increase the likelihood that investors are unable to recover the amount of their investment in DPF. xi. In connection with DPF’s offering, it incurs fees and expenses. In particular, DPF expects to incur primary dealer fees and organization and offering expenses, which will decrease the amount of cash it has available for operations and new investments and could negatively impact its NAV, its ability to pay distributions and your overall return. This material must be read in conjunction with the DPF prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. This document must be preceded or be accompanied by a prospectus, which contains important information about DPF. This is neither an offer to sell nor a solicitation of an offer to buy the securities described in the DPF prospectus. The offering is being made only by the DPF prospectus. Neither the Securities and Exchange Commission nor any other state securities regulator has approved or disapproved of the securities or determined if the prospectus is truthful or complete. In addition, the Attorney General of the State of New York has not passed on or endorsed the merits of the offering. Any representation to the contrary is unlawful. DPF is not an investment company registered under the Investment Company Act of 1940. Specific properties depicted are owned by DPF. Dividend Capital Diversified Property Fund Inc. ? led a registration statement (including a prospectus) for the offering to which this communication relates. Before you invest, you should read the prospectus contained in the registration statement and other documents Dividend Capital Diversified Property Fund Inc. has ? led with the SEC for more complete information about Dividend Capital Diversified Property Fund Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Dividend Capital Diversified Property Fund Inc.’s most recent prospectus is available at www.dividendcapitaldiversified.com/investor-relations/.

COMMERCIAL REAL ESTATE RISK/RETURN

The National Council of Real Estate Investment Fiduciaries (NCREIF) Property Index (NPI)[5] — an index commonly used to measure the performance of direct commercial real estate — has generally, for the longer term, produced risk/return results comparable to or better than listed commercial real estate investments (public real estate investment trusts or REITs listed in an exchange).

Direct Real Estate Risk/Return Comparison[5,6]
(December 31, 1979 to December 31, 2012)

Real Estate Market Indices	Average Return	Standard Deviation[8]	Return Per Unit of Risk
Direct Real Estate (NCREIF-NPI)[6]	8.8%	7.9%	1.1
Public Real Estate (FTSE NAREIT All Equity REITs Index)[7]	13.9%	17.5%	0.8

DIRECT REAL ESTATE CAN HELP STRENGTHEN PORTFOLIO CONSTRUCTION

Average Annual Returns[5,9]
(1979 to 2012)



15.0%
12.0%
9.0%
6.0%
3.0%
0.0%
9.5%
2.9%
1.4%
7.5%
1.8%
6.9%
4.8%
Stocks
Private Equity Real Estate
Bonds
Cash
Income return
Price return

Private equity real estate returns are heavily weighted to current income (income return) over capital gains (price return).

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[5] *Direct real estate is represented by the NCREIF Property Index (NPI), an index of quarterly returns reported by institutional investors on investment grade commercial properties owned by those investors. The NPI is used as an industry benchmark to compare an investor's own returns against the industry average. The NCREIF Property Index is an index of quarterly returns on an unleveraged basis reported by institutional investors on investment grade commercial properties owned by those investors. While not a measure of non-traded REIT performance, our management feels that the NCREIF Property Index is an appropriate and accepted index for the purpose of evaluating real estate growth rates. The NCREIF Property Index does not reflect management fees and other investment-entity fees and expenses, which lower returns. Indices are not available for direct investment. The NCREIF Property Index is based on appraisals and does not reflect the same market volatility as the NAREIT Equity Index, which is based on market prices of publicly-traded REIT securities. Comparisons shown are for illustrative purposes only and do not represent specific investments. Index performance may differ significantly from DPF. Additionally, DPF contains fees and expenses not found in an index.* ***Past performance does not guarantee future results.***

[6] *Source: NCREIF, NAREIT. Average returns are calculated using annual returns from 1979-2012. Standard deviations are based on annual returns.*

[7] *The FTSE NAREIT All Equity REITs Index is a free-float adjusted, market capitalization-weighted index of publicly traded U.S. Equity REITs. Constituents of the Index include all tax-qualified publicly traded REITs with more than 50 percent of total assets in qualifying real estate assets other than mortgages secured by real property. The FTSE NAREIT All Equity REITs Index differs from the NCREIF Property Index (NPI) in that it includes publicly traded REITs whereas the NPI includes investment grade commercial properties owned by institutional investors as described in more detail above in footnote 5. The FTSE NAREIT All Equity REITs Index is used to compare the risk and return of direct real estate to representative risk and return of publicly traded REITs. Publicly traded REITs are typically traded on a national exchange, like the New York Stock Exchange. Publicly traded REITs typically offer investors liquidity as their shares can be bought and sold similar to other types of shares traded on an exchange, but the share price is subject to the risk and volatility the exchange-traded market can produce. Direct real estate — like that represented by the NPI — does not trade on an exchange, and therefore, offer investors limited liquidity.*

[8] *Standard deviation is a measurement of the variability (volatility) of a security, derived from the security's historical returns. The higher the standard deviation, the greater potential for volatility.*

[9] *Source: Standard & Poor's, Barclays, NCRIEF, Federal Reserve. Stocks refer to the S&P 500 Index; bonds refer to the Barclays Capital U.S. Aggregate Index; cash is the 90-day Treasury bill rate.*

“Up and Down” Years For Real Estate, Stocks and Bonds5,10 (1934 to 2012) Direct Real Estate Investment Correlation5,11,12 (December 1979 to December 2012) NCREIF Annual Returns vs. Consumer Price Index5,13 (1978 to 2012) 10 Source: NCREIF, Bloomberg, Barclays, Lehman, RCG. Stocks are represented by the S&P 500 Index, an unmanaged index of the 500 largest stocks (in terms of market value), weighted by market capitalization and considered representative of the broad stock market. Bonds are represented by the Lehman Brothers U.S. Aggregate Index, an index of securities that are SEC-registered, taxable and dollar denominated. The index covers the U.S. investment grade fixed rate bond market, with index components for government and corporate securities, mortgage pass-through securities and asset-backed securities. These major sectors are subdivided into more specific indices that are calculated and reported on a regular basis.11 Source: Bloomberg (S&P 500, Russell 2000, Barclays Capital Aggregate Bond Index, FTSE NAREIT and MSCI-EAFE indices) and NCREIF, December 2012. This material is for informational purposes only, and does not reflect the actual correlation of specific investments. 12 Correlation measures how one investment performs in relation to another, with a coefficient of +1 being a perfect, positive correlation and a coefficient of -1 being a perfect, negative correlation. When two asset classes have a correlation of +1, they will both move up or down by the same amount in the same direction. Conversely, a correlation of -1 indicates that when one asset class moves up or down, the other moves in the opposite direction by the same amount. In general, asset classes with a correlation less than 0.70 or greater than -0.70 are considered to have relatively low correlation. Research indicates that REITs have a relatively low correlation with other asset classes, and may help reduce the volatility of a stock-and-bond portfolio. 13 Source: NCREIF (National Council of Real Estate Investment Fiduciaries) and U.S. Bureau of Labor Statistics, February 2012. Not for Use in Ohio.